As filed with the Securities and Exchange Commission on July 28, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13 (E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST V, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

53227M 107
(CUSIP Number of Class of Securities)

Terri Warren Reynolds, Esq.
c/o The Lightstone Group
Lightstone Value Plus Real Estate Investment Trust V, Inc.
1985 Cedar Bridge Avenue, Suite 1
Lakewood, New Jersey 08701
(732) 367-0129
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation: $675,000 (a)	Amount of Filing Fee*: $87.62 (b)

(a)	Calculated as the maximum aggregate purchase price to be paid for shares of common stock.

(b)
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $129.80 per million of the aggregate amount of cash offered by the Company.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $87.62	Filing Party: Lightstone Value Plus Real Estate Investment Trust V, Inc.
Form or Registration No.: TO-I	Date Filed: June 16, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 6 supplements and amends the Tender Offer Statement on Schedule TO of Lightstone Value Plus Real Estate Investment Trust V, Inc., a Maryland corporation (the “Company”), filed with the Securities and Exchange Commission (the “SEC”) on June 16, 2020 (the “Schedule TO”) relating to the Company’s offer to purchase for cash up to 300,000 shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), subject to the Company’s ability to increase the number of Shares accepted for payment in the offer by up to, but not more than, 2% of the Company’s outstanding Shares (resulting in a commensurate increase in the number of Shares by up to approximately 404,000 Shares) without amending or extending the offer in accordance with rules promulgated by the Securities and Exchange Commission, at a purchase price of $2.25 per Share, net to the seller in cash, less any applicable withholding taxes and without interest.  The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 16, 2020, and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(i) and (a)(ii), respectively. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

The information contained in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(i) and (a)(ii), respectively, is incorporated into this Amendment No. 1 by reference in response to all the items of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Items 1 through 11.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

The Company has received the final results of the tender offer, which expired at 11:59 p.m. Eastern Time, on July 24, 2020. Based on the final count by DST Systems, Inc. (“DST”), the depositary, paying agent and information agent for the tender offer, a total of approximately 26,637 Shares were properly tendered and not properly withdrawn.  In accordance with the terms of the Offer, the Company has accepted for purchase 26,637 Shares at a purchase price equal to $2.25 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, for a total cost of approximately $60,000, excluding fees and expenses relating to the Offer. Payment for the Shares purchased pursuant to the Offer will commence promptly. The Shares accepted for purchase in the Offer represent approximately 0.01% of the issued and outstanding Shares as of May 11, 2020.  Following settlement of the tender offer, the Company will have approximately 20.2 million Shares outstanding.

Item 12. Exhibits.

The Exhibit Index appearing after the signature page hereto is incorporated by reference.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date: July 28, 2020	LIGHTSTONE VALUE REAL ESTATE INVESTMENT TRUST V, INC.

	BY:	/s/ Seth Molod
Seth Molod
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase dated June 16, 2020

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Odd Lot Certification Form

(a)(1)(D)*	Letter of Custodians

(a)(2)(A)*	Letter to Stockholders

(a)(2)(B)*	Email to Financial Advisors

(d)(1)(A)	Fifth Amended and Restated Share Redemption Program, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed January 4, 2019

*	Previously filed.